September 22, 2021

VIA EDGAR

Division of Corporation Finance, Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: SiSi Cheng and John Cash

Re:    WHIRLPOOL CORP /DE/

Form 10-K for the Year Ended December 31, 2020

Filed February 11, 2021

File No. 001-03932

Dear Ms. Cheng and Mr. Cash:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation, I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated September 9, 2021, containing comments on the above-referenced filing. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

Form 10-K for the Year Ended December 31, 2020 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 37

1. Refer to your Ongoing EBIT measure. Please address the following:

•

Tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations in your decision to exclude product warranty costs, trade customer insolvency claim settlement and trade customer insolvency from your measure of Ongoing EBIT.

•

Tell us why you believe the adjustment for restructuring charges is meaningful to an investor. In this regard, we note that you have incurred significant restructuring charges every year in recent years.

•

Explain what the sale-leaseback, real estate and receivable adjustments represent and how you concluded the adjustments do not result in presenting a non-GAAP measure that substitutes individually tailor recognition and measurement methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. The same comment applies to your first and second Forms 10-Q and earnings releases.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

With respect to each of the line items excluded from Ongoing EBIT, Whirlpool Corporation (“Whirlpool” or “the Company”) has historically provided incremental footnote disclosure within our non-GAAP reconciliations for press releases and other investor communication material, which provides additional narrative on each line item. We intend to further supplement our non-GAAP reconciliations in subsequent Form 10-Q and Form 10-K filings with similar footnote disclosure, which we believe will provide additional clarity to investors on the line items cited in the Staff’s comment, among others. Below is our response to each of the line items cited in the Staff’s comment.

Product warranty costs

Our product warranty cost line item excluded from Ongoing EBIT represents two large, distinct product recall campaigns for which costs were incurred and subsequently adjusted as a result of claim experience. These campaigns were related to legacy acquisition product designs for which we incurred significant overall expenses. Specifically, we incurred expenses on a dryer recall campaign in our EMEA region in 2019 totaling $26 million, in addition to previously recognized amounts over $300 million for this dryer recall. All amounts related to the dryer campaign were excluded from Ongoing EBIT over multiple years. Separately, we commenced a washer recall campaign in our EMEA region in 2019, and incurred a $105 million charge in connection with our cash expenditure expectations for the recall, which was excluded from Ongoing EBIT during the year. In 2020, we excluded from Ongoing EBIT the benefit of a reserve release related to the washer recall campaign, as a result of claim experience.

Furthermore, both of these actions were executed based upon product designs from a legacy acquisition that are no longer in use. We view these items as distinct from normal, ongoing service repair costs that would be reflected under ongoing warranty expenses within the operation of our businesses. We believe that excluding the expenses, as well as favorable adjustments such as adjustments based on claims experience and supplier recoveries, from these unique, discrete recall events provides investors with a clearer view of the operating performance of our business, and we do not believe that the expenses represent, in the words of Question 100.01, “normal, recurring, cash operating expenses necessary to operate the business.”

Trade customer insolvency claim settlement

In 2017, Alno AG and certain affiliated companies filed for insolvency protection in Germany. Bauknecht Hausgeräte GmbH, a subsidiary of the Company, was a long-standing supplier to Alno and certain of its affiliated companies. The Company was also a former indirect minority shareholder of Alno. In August 2018, the insolvency trustee asserted €174.5 million in clawback and related claims against Bauknecht. In January 2020, we entered into an agreement to settle all potential claims that the insolvency trustee may have related to this matter, resulting in a one-time charge of €52.75 million (approximately $59 million as of December 31, 2019), which was recorded in interest and sundry (income) expense in the Consolidated Statements of Income (Loss) for the year ended December 31, 2019.

Our trade customer insolvency claim settlement line item excluded from Ongoing EBIT represents expenses related to this unique, non-recurring legal settlement. The settlement was both large ($59M) and unique in nature, in that it was unrelated to the current operations of our EMEA business. The settlement resolved any potential legal claims arising out of the insolvency proceeding. Given the unique and non-recurring nature of this legal settlement, we do not believe the settlement expenses represent normal, recurring, cash operating expenses necessary to operate the business.

Trade customer insolvency

Our trade customer insolvency line item excluded from Ongoing EBIT represents expenses related to two unique trade customer insolvencies. In late 2018 we experienced receivable losses associated with the insolvencies of two of our larger customers within our North America and Latin America regions, and we excluded an associated combined net expense of $30 million for the year. Trade customer insolvencies, particularly involving some of our most significant trade customers, occur infrequently. These insolvencies were the first of this or similar magnitude to occur over the past ten years. Given the unusual nature of these significant insolvency events, we do not believe that they reflect normal, recurring, cash operating expenses necessary to operate the business.

Adjustment for restructuring charges

Our restructuring line item excluded from Ongoing EBIT represents expenses related to certain discrete, unique restructuring actions that largely flow from acquisition or divestiture activities undertaken in recent years. We recognize that Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations cautions registrants against describing a charge or gain as non-recurring, infrequent or unusual unless it meets the specified criteria. At the same time, Question 102.03 provides that even if a company cannot describe a charge or gain as non-recurring, infrequent or unusual, that does not mean that a company cannot adjust for that charge or gain. Although we acknowledge that our restructuring charges have not been non-recurring or infrequent during the prior three years, we believe that adjustment is appropriate for the reasons that follow.

Restructuring expenses over this period largely consisted of (i) acquisition or divestiture-related actions, and (ii) COVID-related cost actions. In recent years, we have completed major acquisitions and divestitures for which we initiate restructuring actions to eliminate redundancies, some of which can span multiple years.

The nature of the expenses comprised in restructuring are broken out as follows:

Restructuring Summary	2020	2019	2018
Acquistion / Divestiture Related	125	184	220
Covid Related	163	0	0
Other	0	4	27
Total Restructuring	288	188	247

For example, in 2018 we undertook a number of restructuring actions consistent with the significant manufacturing footprint realignment in our EMEA region following our acquisition of Indesit Company S.p.A. We also initiated the closure of a plant in Italy used by our Embraco compressor subsidiary, which we then sold in 2019.

In 2019, consistent with our post integration EMEA footprint realignment, we initiated a plant closure in Naples, Italy. Due to customary timing of notice periods and discussions with unions and the Italian government, which resulted in plant operations continuing into 2020, these costs continued to be incurred in 2020.

Additionally, in 2020 Whirlpool experienced an abnormally high level of restructuring costs related to fixed cost reduction actions in response to the global COVID environment. Those actions were necessary given the level of uncertainty within our business, and were comparatively large in scope and breadth.

We believe that the Ongoing EBIT measure that adjusts for these restructuring expenses provides investors with a clearer view of the operating performance of our business absent these discrete, unique items. In addition, consistent with Item 10(e) and Question 102.03, Whirlpool has not historically described the restructuring charges specifically as non-recurring or in other terms that mischaracterize the frequency of these charges and instead has described the restructuring actions specifically as discrete, unique restructuring events.

Given the distinct nature of these large actions, we believe they do not reflect normal ongoing operating performance and that adjustment is important for increased clarity to investors as well as for quarterly performance comparison purposes.

Sale-leaseback, real estate and receivable adjustments

Our sale-leaseback, real estate and receivable adjustments line item excluded from Ongoing EBIT represents three real estate-related adjustments:

Sale-Leaseback

As part of a review of our global real estate footprint, Whirlpool entered into simultaneous sale-leaseback transactions consisting of non-core properties to our operations.

The Company recorded the entire gain from the transactions, in accordance with ASC 842 in the Consolidated Statements of Comprehensive Income at the time the transaction was completed and ownership and control changed. The Company does not consider real estate transactions part of our core operating business of appliance sales and service and therefore excluded these gains from ongoing results.

Receivable

Whirlpool held a real estate-related loan receivable from an independent not-for-profit entity in connection with a community and economic development project. The underlying project for the loan receivable was not related to Whirlpool operations. The entity did not repay the loan, resulting in an $18 million charge from the loan write off. The loan receivable transaction was assessed under ASC 326 for credit impairment with both historical experience and reasonable future forecasts considered.

Real estate

Whirlpool wrote-down the book value of certain Whirlpool-owned, held for sale real estate properties that became impaired during the reporting period, recognizing a loss of approximately $7 million related to the impairments. The Whirlpool owned properties were assessed for impairment under the long lived asset guidance in ASC 360.

We do not believe that these non-operating receivable and real estate expenses reflect normal, recurring, cash operating expenses necessary to operate the business. In addition, due to the unique and, in some cases, non-core nature of these transactions, the material net gain on the “sale-leaseback, real estate and receivable adjustments” line item as a whole did not represent our ongoing operational activity. Accordingly, we excluded the net gain from these transactions, consistent with our practice of excluding significant benefits, as well as expenses, that are not representative of our ongoing results.

Conclusion

As a result of the factors summarized above, we believe these expenses and benefits are not representative of Whirlpool’s underlying operating performance and thus are appropriately excluded from our Ongoing EBIT measure so that investors can better understand our operating results. Whirlpool uses non-GAAP measures as a supplement to financial information presented in accordance with GAAP in order to facilitate operating performance comparisons from period to period by eliminating differences caused by the existence and timing of these charges and benefits that would not otherwise be apparent on a GAAP basis.

2. Your free cash flow computation on page 41 appears to differ from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). Please revise your computation or revise the title of this non-GAAP measure to adjusted free cash flow so it is not confused with free cash flow as typically calculated. Also expand the narrative to disclose this measure does not represent residual cash flow available for discretionary expenditures. Refer to Item 10(e)(1)(i) of Regulation S-K and Question No. 102.07 of the updated C&DI of Non-GAAP Financial Measures. The same comment applies to your first and second Forms 10-Q and earnings releases.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information. Historically, Whirlpool has consistently included proceeds from sales of assets and businesses within our free cash flow calculation as those sale proceeds are typically deemed to be available for use in value-creating activities for shareholders (similar to cash generated from operations).

However, we appreciate the Staff’s recommendation to provide additional clarity to the investment community by labeling our free cash flow calculation as “Adjusted Free Cash Flow,” and will use this label in all future filings whenever sales of assets and businesses are included in the free cash flow measure. We will also continue to clearly document our calculation methodology and the necessary reconciliation to the corresponding GAAP measure within our disclosures.

With regard to funds being available for discretionary expenditures, Whirlpool possesses ample financial liquidity and is able to fund its business largely from operating cash flows. In addition to operating cash flows, we have also historically used proceeds from sales of assets and businesses to conduct a variety of shareholder return activities, including share repurchases and dividend payments.

We acknowledge, in line with Question 102.07 and the Staff’s comment, that debt service costs are one area where such funds are used, and acknowledge the Staff’s concern that the “free cash” terminology may not fully convey this non-discretionary aspect of cash flows. In order to better clarify Whirlpool’s sources and uses of cash for the investment community, Whirlpool will expand its existing cash flow disclosure within Management’s Discussion and Analysis in future filings to include a statement in line with the following: “Whirlpool has historically been able to leverage its strong adjusted free cash flow generation to fund our operations, pay for any debt servicing costs and allocate capital for reinvestment in our business, funding share repurchases and dividend payments.” We believe that this statement, along with use of the “adjusted free cash flow” label and clear documentation of our calculation methodology and the necessary reconciliation to the corresponding GAAP measure, will provide clarity to investors on the components of and use of funds from our non-GAAP cash flow measure.

I hope that the foregoing has been responsive to the Staff’s comment. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,

/s/ JAMES W. PETERS
James W. Peters
Executive Vice President and Chief Financial Officer

cc:	Christopher S. Conley, Corporate Controller

Ava A. Harter, Chief Legal Officer

Bridget K. Quinn, Corporate Secretary